Registration No. 333-_____
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        _______________
                            FORM S-3
                     REGISTRATION STATEMENT
                UNDER THE SECURITIES ACT OF 1933
                        _______________

                    nSTOR TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

                   Delaware                       95-2094565
          (State of incorporation)      (I.R.S. Employer I.D. #)

     450 Technology Park, Lake Mary, FL  32746 - (407) 829-3500
          (Address and telephone number of registrant's principal executive offices)

Lawrence F. Steffann
450 Technology Park, Lake Mary, FL 32746  -  (407) 829-3500
(Agent's name, address and telephone number)

Copies of communications to:

Donn A. Beloff, Esq
Holland & Knight LLP
One East Broward Boulevard
Ft. Lauderdale, Florida 33301


Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ____________________

If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
____________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box



                    CALCULATION OF REGISTRATION FEE

Title of Securities  Amount to be    Proposed     Proposed     Amount of
to be Registered      Registered (1)   Maximum         Maxium     Registration
                                      Aggregate       Aggregate      Fee
                                        Price           Offering
                                       Price Share     Price

Common Stock,
Par value $.05
per share (2)             50,000         $2.094(5)       $104,700    $   31

Common Stock,
Par value $.05
per share (3)            300,000         $2.094(5)       $628,200    $     185

Common Stock,
Par value $.05
per share (4)          1,666,668         $2.094(5)       $3,490,003  $1,030
                       ---------                         ----------  ------

     Total            2,016,668                         $4,222,903  $1,246
                       =========                         ==========  ======


__________
(1) In the event of a stock split, stock dividend, or similar transaction involving the Common Stock of the Company, the number of shares registered hereby shall be automatically increased pursuant to Rule 416 to cover the additional shares of Common Stock.
(2) Represents shares issuable upon exercise of outstanding warrants issued to a consultant of the Company.
(3) Represents shares issuable upon exercise of outstanding warrants issued in connection with the redemption of a series of convertible preferred stock.
(4) Represents shares issuable upon exercise of outstanding warrants issued in connection with the extension of certain subordinated notes.
(5) Estimated solely for the purpose of calculating the registration fee under Rule 457 based upon the average of the high and low prices reported on the consolidated reporting system for the American Stock Exchange on December 17, 1998 of $2.094.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.









PROSPECTUS
2,016,668 SHARES
nSTOR TECHNOLOGIES, INC.
COMMON STOCK
                          ______________________________

     This Prospectus relates to an aggregate of up to 2,016,668 shares (the "Shares") of common stock, $.05 par value (the
"Common Stock"), of nStor Technologies, Inc. (the "Company"), being offered for sale from time to time by the selling stockholders named in this Prospectus (the "Selling
Stockholders") as follows:

(i)  up to 50,000 shares issuable upon the exercise (the
"Consultant Warrant Shares") of warrants issued in connection with a consulting agreement (the "Consultant Warrants");

(ii) up to 300,000 shares issuable upon the exercise (the
"Redemption Warrant Shares") of warrants issued in connection with the redemption of a series of convertible preferred stock
(the "Redemption Warrants"); and

(iii) up to 1,666,668 shares issuable upon the exercise (the "Extension Warrant Shares") of warrants issued in connection with the extension of certain subordinated notes (the "Extension Warrants"; the Redemption Warrants and the Extension Warrants are sometimes collectively referred to as the "Warrants" and the Redemption Warrant Shares and the Extension Warrant Shares are sometimes collectively referred to as the "Shares").

     If all of the Warrants are exercised, we would receive $2,256,834.75 See "USE OF PROCEEDS." We are paying all expenses of registration incurred in connection with this offering, but all brokerage commissions, discounts and other expenses incurred by individual Selling Stockholders will be borne by the individual Selling Stockholders. We will not be entitled to any of the proceeds from such sales.

     The Common Stock is quoted on the American Stock Exchange under the symbol "NSO". On December 18, 1998, the last reported sales price of the Common Stock on the American Stock Exchange was $2.188 per share.

     INVESTORS SHOULD CAREFULLY CONSIDER CERTAIN SPECIAL FACTORS
RELATING TO THE COMPANY.  SEE "RISK FACTORS" BEGINNING ON PAGE 4.

     We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

     Our principal executive offices are located at 450
Technology Park, Lake Mary, Florida 32746. Our telephone number is (407) 829-3500.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these
securities or determined if this Prospectus is truthful or
complete.  Any representation to the contrary is a criminal
offense.
             ___________________________________________________

              The date of this Prospectus is December 22, 1998

Table of Contents

     Page


WHERE YOU CAN FIND MORE INFORMATION        1

THE COMPANY                               2

THE OFFERING                        3

RISK FACTORS                        4

RECENT DEVELOPMENTS                8

SELLING STOCKHOLDERS                    8

USE OF PROCEEDS                          9

DESCRIPTION OF SECURITIES              9

PLAN OF DISTRIBUTION                   10

LEGAL MATTERS                      11

EXPERTS                             11
































                    WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. The Company's Annual Report filed on Form 10-K for the fiscal year ended December 31, 1997, as amended by a Form 10-K/A filed on April 30, 1998;

2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30,
1998; and

3. The description of the Common Stock contained in the Company's Registration Statement filed on Form 8-A, as filed with the SEC on April 16, 1997, pursuant to Section 12(b) of the Exchange Act.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Lawrence F. Steffann
          nStor Technologies, Inc.
          450 Technology Park
          Lake Mary, Florida 32746
          (407) 829-3500

     You should rely only on information incorporated by reference or provided in this Prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.

     From time to time, information we provide or statements made by our directors, officers or employees may constitute "forward-looking" statements under the Private Securities Litigation Reform Act of 1995 and are subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements and other forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and, accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of our products; the rate of growth in the industries to which we market our products; the presence of competitors with greater technical, marketing and financial resources; our ability to promptly and effectively respond to technological change to meet evolving customer needs; capacity and supply constraints or difficulties; and our ability to successfully expand our operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements, see the discussion in this Prospectus under the heading "RISK FACTORS."

                                  THE COMPANY

     Since 1996, nStor Technologies, Inc. has been designing, manufacturing, and marketing a full line of cross-platform storage solutions, including advanced external RAID (Redundant Array of Independent Disks) subsystems (the "RAID Business"), data storage products and tape backup solutions. The Company was incorporated as a Delaware corporation in 1959.

     In October 1992, we exchanged substantially all of the operating assets of our previous business for securities issued by IMNET Systems, Inc. ("IMNET"). In 1996, we sold our IMNET securities and in June 1996, through our wholly owned subsidiary, nStor Corporation, Inc. ("nStor"), acquired the RAID Business from Seagate Technologies, Inc. In December 1996, nStor acquired substantially all of the assets and assumed certain liabilities of Parity Systems, Inc. ("Parity"). The assets acquired from Parity are used in the design, manufacture and sale of computer storage subsystems, memory devices and peripheral equipment, and the integration of storage management solutions, digital media management, and client/server systems for UNIX and Windows NT server environments. (UNIX and Windows NT are computer operating systems.) On April 23, 1998, nStor acquired all of the outstanding common stock of Borg Adaptive Technologies, Inc. ("Borg"). Borg is the developer of Adaptive RAID, a patented RAID technology.

     On December 1, 1998, we had 71 full-time employees. nStor's operations are primarily conducted, and its executive offices are located, at a facility in Lake Mary, Florida 32746 (in the Orlando area). Its telephone number is (407) 829-3500.


                              THE OFFERING

Common Stock outstanding as of
December 9, 1998                                      19,265,426
shares

Shares offered by Selling Stockholders:

Shares issuable upon exercise of Warrants              2,016,668
shares

Risk Factors  - The Shares involve a high degree of risk.
Investors should carefully consider the information set forth under "Risk Factors."

Proceeds to Company if the Warrants
are exercised in full                               $2,256,834.75

Use of Proceeds - Working capital and general corporate purposes.
See "USE OF PROCEEDS."

Amex trading symbol                                    NSO





RISK FACTORS

     In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares offered in this Prospectus.

Recent Losses; Accumulated Deficit; Potential Need for Additional
Financing

We have experienced losses applicable to common stock for the fiscal year ended December 31, 1997 ($7,886,000) and for each of the three fiscal quarters ended March 31, 1998 ($2,540,000), June 30, 1998 ($3,496,000) and September 30, 1998 ($2,860,000),
respectively. We also expect to have a loss from operations for the fiscal quarter ending December 31, 1998. Although we expect to return to profitability by the second quarter of 1999, there can be no assurance that we will be able to achieve or maintain profitability on a quarterly or annual basis or that we will be able to achieve revenue growth.

In late 1997, we determined that amounts available under our bank line of credit would not be sufficient to satisfy our cash requirements and that, as a result, additional debt and/or equity financing would be necessary. During the period beginning in late 1997 and ending in October 1998, we have been able to obtain approximately $11.7 million from private investors, including $6.7 million from the sale of convertible preferred stock and $5.0 million from subordinated loans which will mature on September 5, 2000. Although we believe that, as a result of the receipt of these additional funds, amounts available from our line of credit will be sufficient to satisfy our presently contemplated working capital needs for the foreseeable future, there can be no assurance that we may not require additional capital beyond our currently forecasted needs. In addition, there can be no assurance that any such additional required capital would be available on terms acceptable to us, if at all, at such time or times as we might require such funds.

Shares Eligible for Future Sale

     Except as provided below, substantially all of the shares of the Common Stock (19,265,426 shares as of the date of this Prospectus) are freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our "affiliates" as that term is defined in Rule 144. Approximately 5,939,412 shares of Common Stock are held by officers and directors and are deemed restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if their sales qualify under Rule 144 or another available exemption from the registration requirements of the Securities Act. All of the Shares offered for sale in this Prospectus will be freely tradable if sold using Prospectus. See "SELLING STOCKHOLDERS."

New Products and Technological Changes

     The markets for our products are characterized by rapidly changing technology, evolving industry standards and relatively short product life cycles. Our ability to compete successfully will depend on our ability to enhance our existing products and introduce new products on a timely and cost-effective basis. There can be no assurance that we will be successful in introducing such new products or enhancements. Delays in product enhancements and developments or the failure of our new products or enhancements to gain market acceptance would have an adverse effect on our business and operating results. In addition, there can be no assurance that new products or technologies developed by others, or the emergence of new industry standards, will not render our products or technologies noncompetitive or obsolete. Despite testing, new products may be affected by quality, reliability or interoperability problems, which could result in returns, delays in collecting accounts receivable, unexpected service or warranty expenses, reduced orders or a decline in our competitive position.

Competition

     The market for our products is highly competitive. Our competitors may offer systems at lower prices than we offer and we must compete on the basis of product performance in specific applications. Some of these competitors have greater financial, manufacturing and marketing resources than we have.

     Our ability to compete successfully depends upon our ability to continue to develop high performance products that obtain market acceptance and can be sold at competitive prices.
Although we believe that our products have certain significant competitive advantages, there can be no assurance that we will be able to compete successfully in the future or that other companies may not develop products with better performance and thus reduce the demand for our products. As more companies enter the markets in which we sell our products, we may encounter increased price competition for such products which could materially and adversely affect our operating results. Our original equipment manufacturer customers and other manufacturers could develop their own disk arrays or could integrate competitive RAID disk arrays into their systems rather than our products, which could materially and adversely affect our operating results.

Recent Acquisitions and Unproven Track Record

     We have acquired all of our operating assets within the last two years. The success of our recent business combinations will depend in large part on our ability to consolidate our operations, integrate departments, systems and procedures and obtain business efficiencies, economies of scale and related cost savings. The significant management challenges presented by such consolidation and integration may prevent the desired cost savings. There can be no assurance that we will be able to successfully consolidate our business operations or achieve returns that would justify our investment in our acquired businesses.

Litigation

     In June and August 1996, we, two of our directors and nStor were served with two separate complaints filed in the Supreme Court of the State of New York, County of Nassau, in which the plaintiffs claim to have had contractual and proprietary interests in the prospect of a transaction to purchase certain net assets acquired by nStor. The plaintiffs seek compensatory damages, punitive damages, and equitable relief for alleged interference with the plaintiffs' alleged rights and for alleged breach of contract. Both cases are in the preliminary stages. Our counsel believes that we have good defenses to both claims and that we will not incur any material liability. We are unaware of any facts that would support any of the plaintiff's claims and, accordingly, we believe that the claims are without merit. An unfavorable outcome in such litigation could have an adverse effect on the Company.

     In June 1998, a complaint was filed in the Supreme Court of the State of New York by AIBC Investment Services Corp. ("the Plaintiff"), which claims that we, nStor and a former director of the Company (the "Defendants") breached an agreement wherein the Plaintiff was allegedly engaged as placement agent in connection with raising funds for the Defendants. The Plaintiff seeks damages in the amount of not less than $262,500 plus interest, warrants to purchase our common stock at a price to be determined and punitive damages. The case is in the initial stages of discovery and we believe that the claims are without merit. An unfavorable outcome in such litigation could have an adverse effect on the Company.

Customers

     We have no long-term purchase commitments from our customers and customers generally may cancel their orders on 30 days' notice. Accordingly, there can be no assurance that orders from existing customers, including our principal customers, will continue at their historical levels, or that we will be able to obtain orders from new customers. In addition, there can be no assurance that existing customers, including our principal customers, will not develop their own storage solutions internally and as a result reduce or eliminate purchases. Loss of one or more of our principal customers, or cancellation or rescheduling of material orders already placed, could materially and adversely affect our operating results.

Risks Related to Patents and Proprietary Technology

     We currently hold one patent and have one patent pending on our products. In addition, we rely on a combination of trade secrets, copyrights and trademarks and employee and third-party nondisclosure agreements to protect our intellectual property rights. There can be no assurance that the steps taken to protect our rights will be adequate to prevent misappropriation of our technology or to preclude competitors from developing products with features similar to our products. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against us or with respect to our products for which we have indemnification obligations to certain of our customers. Asserting our rights or defending against third-party claims could involve substantial expense, which we may not be able to afford and which could have a material adverse effect on our operating results. In the event a third party were successful in a claim that one of our products infringed the third party's proprietary rights, we may have to pay substantial damages or royalties, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on our operating results.

Dependence on Suppliers

     We depend heavily on our suppliers to provide high quality materials on a timely basis and at reasonable prices. Although many of the components for our products are available from numerous sources at competitive prices, certain of the components used in our products are presently available from a limited number of suppliers or from a single supplier. Furthermore, because of increased industry demand for many of those components, their manufacturers may, from time to time, not be able to make delivery of orders on a timely basis. In addition, manufacturers of components on which we rely may choose, for numerous reasons, not to continue to make those components, or the next generation of those components, available to us.

     We have no long-term supply contracts. There can be no assurance that we will be able to obtain, on a timely basis, all of the components we require. If we cannot obtain essential components as required, we could be unable to meet demand for our products, thereby materially adversely affecting our operating results and allowing competitors to gain market share. In addition, scarcity of such components could result in cost increases and adversely affect our operating results.

Possible Volatility of Stock Price

     Our Common Stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter to quarter variations in the actual or our anticipated financial results, announcements by us, our competitors or our customers, government regulations, and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations and general economic conditions may adversely affect the market price of our Common Stock.

Future Capital Needs; Uncertainty of Additional Funding

     We have expended and will continue to be required to expend substantial funds to continue research and development, and for other aspects of our business. Although we believe that we have access to resources sufficient to fund our operations for at least the next twelve months, we may need or elect to raise additional capital. Our capital requirements will depend on many factors, including the problems, delays, expenses and complications frequently encountered by technology companies;
the progress of our research, development and product testing programs; the success of our sales and marketing programs; costs in filing, prosecuting, defending and enforcing intellectual property rights; the extent and terms of any collaborative research, manufacturing, marketing or other arrangements; and changes in economic, regulatory or competitive conditions or our planned business. Estimates about the adequacy of funding for our activities are based on certain assumptions, including the assumption that research, development and testing relating to our products under development can be conducted at projected costs and within projected time frames and that such products can be successfully marketed.

     To satisfy our capital requirements, we may seek to raise funds in the public or private capital markets. Our ability to raise additional funds in the public or private markets will be adversely affected if the results of our ongoing or future research and development programs are not favorable. We may seek additional funding through corporate collaborations and other financing vehicles. There can be no assurance that any such funding will be available, or if available, that it will be available on acceptable terms. If adequate funds are not available, we may be required to curtail our operations significantly, or we may be required to obtain funds through arrangements with future collaborative partners or others that may require us to relinquish rights to some or all of its technologies or products under development. If we are successful in obtaining additional financing, the terms of the financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of our Common Stock.

Future Acquisitions

     We may pursue acquisitions of complementary technologies, product lines or businesses. Future acquisitions could result in dilutive issuances of equity securities and the incurrence of additional debt and amortization expenses related to goodwill and intangible assets that could adversely affect our operating results. In addition, gross margins of acquired products, necessary product or technology development expenditures and other factors that may be involved in any such acquired business could result in dilution to our earnings. Acquisitions also may involve numerous other risks, including difficulties in the assimilation of the operations and products of the acquired business, dependence on new products and processes, the diversion of management's attention from other business concerns, risks of entering markets in which we have no or limited direct prior experience, the potential loss of key employees of the acquired business and difficulties in attracting additional key employees necessary to absorb added management responsibilities. No assurance can be given as to the effect of any future acquisition on our business or operating results.

Year 2000 Issues

     As many computer systems, software programs and other equipment with embedded chips or processors (collectively, "Information Systems") use only two digits rather than four to define the applicable year, they may be unable to process accurately certain data, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 ("Y2K") issue. The Y2K issue concerns not only Information Systems used solely within a company, but also concerns third parties, such as customers, vendors and creditors, using Information Systems that may interact with or affect a company's operations.

     We have implemented a Y2K readiness program with the objective of having all of our significant Information Systems functioning properly with respect to Y2K before January 1, 2000. The first component of our readiness program was to identify the internal Information Systems that are susceptible to system failures or processing errors as a result of the Y2K issue. This effort is substantially complete and no issues requiring remediation or replacement have been identified.

     As to the second component of the Y2K readiness program, we intend to identify our significant customers, vendors and creditors that are believed, at this time, to be critical to business operations subsequent to January 1, 2000. We expect to reasonably ascertain their respective stages of Y2K readiness through the use of questionnaires, interviews, on-site visits and other available means. We will take appropriate action based on those responses, but there can be no assurance that the Information Systems provided by or utilized by other companies which affect our operations will be timely converted in such a way as to allow them to continue normal business operations or furnish products, services or data to us, without disruption.

     If needed remediations and conversions to the Information Systems are not made on a timely basis by our materially-significant customers or vendors, we could be affected by business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on our operations, liquidity or financial condition. Factors which could cause material differences in results, many of which are outside of our control, include, but are not limited to, the accuracy of representations by manufacturers of our Information Systems that their products are Y2K compliant, the ability of their companies' customers and vendors to identify and resolve their own Y2K issues, and our ability to respond to unforeseen Y2K complications.

     The total cost of these Y2K compliance activities has not been and is not anticipated to be material to our business, results of operations or financial condition. The costs and time necessary to complete the Y2K modification and testing processes are based on our best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved and actual results could differ from the estimates. Our Y2K readiness program is an ongoing process and the estimates of costs and completion dates for various components of the Y2K readiness program described above are subject to change.

Anti-Takeover Provisions

     Our Restated Certificate of Incorporation authorizes the issuance of 1,000,000 shares of preferred stock (the "Preferred Stock"). Our Board of Directors has the power to issue any or all of the shares of Preferred Stock, including the authority to establish one or more classes or series and to fix the powers, preferences, rights and limitations of such class or series, without seeking shareholder approval. See "DESCRIPTION OF SECURITIES - Preferred Stock." Furthermore, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law regarding "business combinations." This statutory provision and the power to issue Preferred Stock may, in certain circumstances, deter or discourage takeover attempts and other changes in control not approved by management and the Board of Directors. As a result, our shareholders may lose opportunities to dispose of their shares at the higher prices generally available in takeover attempts or that may be available under a merger proposal. In addition, the statutory provision and the existence of Preferred Stock may have the effect of permitting our current management to retain its position and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the business.

RECENT DEVELOPMENTS

     In December 1998, we reached an understanding to supply its RAID storage enclosure to a major computer server manufacturer.
Deliveries are expected to commence in the first quarter of 1999.

SELLING STOCKHOLDERS

     The following table sets forth certain information with regard to the beneficial ownership of Common Stock by the Selling Stockholders.

Selling Stockholder      Shares of      Shares of      Shares of    Precentage

                     Common Stock    Common Stock   Common Stock  Common Stock
                      Stock Owned       Offered         Retained   Owned after
                                      Hereby(1)                   the Offering

Herbert Gimelstob        564,467        416,667          147,800        (2)
Fairway Partnership      333,334        333,334            -0-          (2)
Bernard A. Marden      1,326,834        333,334          993,500        5.2
CPR (USA) Inc.           180,000        180,000            -0-          (2)
H. Irwin Levy(3)       3,586,433(4)     166,666        3,419,767       17.5
MLL Corp.(5)             166,667        166,667            -0-          (2)
Liberty View Fund, LLC    96,600         96,600            -0-          (2)
Bernard Green(6)         353,333(7)      83,333          270,000        1.4
Meyer Capital L.P.       142,333         83,333           59,000        (2)
R. Jerry Falkner          50,000         50,000            -0-          (2)
JOJO Corp.(5)             41,667         41,667            -0-          (2)
N&S Corp.(5)              41,667         41,667            -0-          (2)
Liberty View Plus Fund    23,400         23,400            -0-          (2)
____________
(1) Represents shares issuable upon the exercise of currently exercisable warrents.
(2)  Less than 1%.
(3) Mr. Levy is the Chairman of the Board of Directors of the Company.
(4) Includes 100,000 shares issuable upon the exercise of options and 145,000 shares issuable upon the exercise of warrants, all of which are currently exercisable.
(5) Corporations controlled by Mr. Levy or members of Mr. Levy's family.
(6)  Mr. Green is a director of the Company.
(7) Includes 20,000 shares owned by Mr. Green's wife and 10,000 shares owned by a trust of which Mr. Green's wife is a trustee.
Mr. Green disclaims beneficial ownership of those shares.


                         USE OF PROCEEDS

     If all of the Warrants are exercised, we will receive proceeds in the amount of $2,256,834.75. Such proceeds will be used for general corporate purposes. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

     DESCRIPTION OF SECURITIES

     The following description of our capital stock is not complete and is subject in all respects to the Delaware General
Corporation Law and to the provisions of our Restated Certificate of Incorporation, as amended (the "Charter"), and Bylaws.

     Our authorized capital stock consists of 40,000,000 shares of Common Stock having a par value of $.05 per share and 1,000,000 shares of Preferred Stock having a par value of $.01 per share.

Preferred Stock

     The Board of Directors is permitted to issue shares of Preferred Stock in one or more series and to fix the relative rights, preferences and limitations of each series. Among such rights, preferences and limitations are dividend rates, provisions of redemption, rights upon liquidation, conversion privileges and voting powers. Should the Board of Directors elect to exercise this authority, the rights and privileges of holders of shares of Common Stock could be made subject to the rights and privileges of any such series of Preferred Stock. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

     We have three series of Preferred Stock. The Series A Preferred Stock accrues dividends at 8% per annum, payable quarterly, is convertible into shares of the Common Stock based on a fixed conversion price of $0.60 per share, commencing July 7, 1999, and has an automatic conversion feature in which each share not converted as of July 7, 2000 shall automatically convert into shares of the Common Stock. There are 1,666.67 shares of Series A Preferred Stock issued and outstanding as of the date of this Prospectus.

     The Series C Preferred Stock accrues dividends at 8% per annum, payable quarterly, is convertible into shares of the Common Stock based on a fixed conversion price of $1.00 per share, commencing July 7, 1999, and has an automatic conversion feature in which each share not converted as of July 7, 2000 shall automatically convert into the Common Stock. There are 3,000 shares of Series C Preferred Stock issued and outstanding as of the date of this Prospectus.

     The Series D Preferred Stock accrues dividends at 8% per annum, payable quarterly, is convertible into shares of the Common Stock based on a fixed conversion price of $1.00 per share, commencing April 27, 1999, and has an automatic conversion feature in which any shares not converted into the Common Stock as of October 28, 2001 shall automatically be so converted.
There are 2,700 shares of Series D Preferred Stock issued and outstanding as of the date of this Prospectus.


Warrants

     On September 5, 1996, we issued the Consultant Warrants to a financial consultant. The Consultant Warrants are exercisable at $1.22 per share and expire on August 31, 2001.

     As of September 30, 1998, we had an outstanding loan balance to Mr. H. Irwin Levy, Chairman of our Board of Directors, and to corporations controlled by Mr. Levy or members of Mr. Levy's family, in the amount of $1,250,000 (collectively, the "Director Loan"). In March 1998, three private investors loaned us an aggregate of $3,000,000 (the "Subordinated Loans") (together with the $1,250,000 Director Loan and the $750,000 of loans sold by Mr. Levy, hereinafter referred to as the "Subordinated Loans"). The Subordinated Loans bear interest at 10% per annum, payable monthly, mature on September 5, 2000, as extended, and are collateralized by substantially all of our assets.

     In connection with the Subordinated Loans, warrants were issued to purchase an aggregate of 1,666,668 shares of our Common Stock (including 666,666 to Mr. Levy of which 250,000 warrants were subsequently transferred to unrelated private investors in connection with Mr. Levy's sale of participation interests) at an exercise price of $1.50 per share, exercisable on the date of grant and expiring on March 5, 2001. Effective September 22, 1998, the maturity date for the Subordinated Loans was extended for one year from September 5, 1999 to September 5, 2000. As consideration for the extension, we replaced the previously issued warrants with the Extension Warrants under identical terms but with exercise prices as follows: (i) warrants to purchase 750,001 shares exercisable at $1.00 per share and (ii) warrants to purchase 916,667 shares exercisable at $1.25 per share.

     On October 30, 1998, we redeemed $2.3 million of Series B Preferred Stock held by unrelated private investors for (i) approximately $2,500,000 in cash (including a 5% premium of $115,000 and accrued dividends of $102,000) and (ii) the issuance of the Redemption Warrants to purchase 300,000 shares of the Common Stock, exercisable upon issuance at $1.00 per share and expiring in October 2001.
     The number of shares of common stock purchasable upon the exercise of the Warrants is subject to adjustment in the event that we subdivide our outstanding shares of Common Stock into a greater number of shares (including a stock split effected as a stock dividend) or combines its outstanding shares of Common Stock into a lesser number of shares. In addition, in the event of a capital reorganization or reclassification of the capital stock of the Company, or our consolidation or merger with another corporation, or sale of all or substantially all of our assets, then the holders of the Warrants have the right to purchase, in lieu of Common Stock, such securities or assets as may be issued with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of Common Stock which could be purchased upon the exercise of the Warrants immediately prior to any such transaction.

     PLAN OF DISTRIBUTION

Shares

     We will issue Shares, from time to time, upon the exercise of the Warrants by the holders thereof. We will receive from such holders the exercise price of the Warrants upon such exercise. See "DESCRIPTION OF SECURITIES - Warrants."

     We are registering this offering of Shares on behalf of the Selling Stockholders, and we will pay all costs, expenses and fees related to such registration, including all registration and filing fees, printing expenses, fees and disbursements of our counsel, blue sky fees and expenses and the expenses of any special audits or "cold comfort" letters. The Selling Stockholders will pay all selling expenses, including all underwriting discounts and selling commissions, all fees and disbursements of their counsel and all "road show" and other marketing expenses we incur or any marketing expenses incurred by underwriters which are not otherwise paid by such underwriters.

     The Selling Shareholders may sell their shares from time to time in one or more transactions on AMEX or in private, negotiated transactions. The Selling Stockholders will determine the prices at which they sell those shares. Such transactions may or may not involve brokers or dealers.

     If the Selling Stockholders use a broker-dealer to complete their sale of the Shares, such broker-dealer may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from you, as purchaser (which compensation might exceed customary commission).

     We have agreed to indemnify the Selling Stockholders, and the Selling Stockholders have agreed to indemnify us, against certain liabilities arising under the Securities Act of 1933. The Selling Stockholders may indemnify any agent, dealer or broker-dealer that participates in sales of Shares against similar liabilities.

LEGAL MATTERS

     The validity of the issuance of the shares being offered hereby will be passed upon for us by Holland & Knight LLP, One
East Broward Boulevard, Ft. Lauderdale, Florida 33301.

EXPERTS

     The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


SEC registration fee                      $     1,246
Amex listing fee                               17,500
Legal fees and expenses                        10,000
Accountants' fees                               5,000
Miscellaneous                                   2,500
                                          -----------
                         Total       $    36,246
                                          ===========





Item 15.  Indemnification of Directors and Officers.

     The Company, a Delaware corporation, has included in its Certificate of Incorporation and Bylaws provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty, provided that such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involves intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit and (ii) indemnify its directors and officers to the fullest extent permitted by the Delaware corporation law. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits.

     The exhibits filed as part of this Registration Statement are as follows:

     Exhibit
     Number    Description

3.1 Restated Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to the Registrant's Form
10-Q for the fiscal quarter ended September 30, 1998)

3.4 Restated Bylaws of the Registrant (incorporated by reference to the Registrant's Form 10-K for the fiscal year ended December
31, 1997)

     4.1       Consultant Warrant dated September 5, 1996.

4.2 Form of Warrant dated September 22, 1998 issued in connection with extending certain subordinated notes
(incorporated by reference to the Registrant's Form 10-Q for the fiscal quarter ended September 30, 1998)

4.3 Form of Warrant dated October 28, 1998 issued in connection with the redemption of Series B Convertible Preferred Stock between Registrant and (i) CPR (USA), Inc., (ii) LibertyView Fund and (iii) LibertyView Plus Fund (incorporated by reference to the Registrant's Form 10-Q for the fiscal quarter ended September 30,
1998)

     5.1       Opinion of Holland & Knight LLP

     23.1      Consent of BDO Seidman, LLP

23.2 Consent of Holland & Knight LLP (included in opinion filed as Exhibit 5.1)

     24.1      Power of Attorney

Item 17.  Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i)  to include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          Provided, however, that paragraphs (a)(1)(i) and
(a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Registration Statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, nStor Technologies, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Palm Beach, State of Florida, on the 18th day of December, 1998.

                              nSTOR TECHNOLOGIES, INC.

                              By: /s/ Mark F. Levy

                         Mark F. Levy, Vice President

     POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark F. Levy and Lawrence F. Steffann and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities set forth below.


Signature                            Title                      Date
/s/ H. Irwin Levy
H. Irwin Levy                   Chairman of the Board    December 18, 1998

/s/ Lawrence F. Steffann
Lawrence F. Steffann            President (Principal
                                Executive Officer)
                                and Director             December 18, 1998

/s/ Larry J. Calise
Larry J. Calise                 Chief Financial Officer
                                and Vice President
                                (Principal Financial and
                                Accounting Officer)      December 14, 1998

/s/ Mark F. Levy
Mark F. Levy                    Vice President and
                                Director                 December 18, 1998

/s/ Michael L. Wise
Michael L. Wise                 Director                 December 17, 1998


/s/ Bernard R. Green
Bernard R. Green                Director                 December 13, 1998




EXHIBIT INDEX



Exhibit
Number          Description

4.1             Consultant Warrant
5.1             Opinion of Holland & Knight LLP
23.1            Consent of BDO Seidman, LLP
23.2 Consent of Holland & Knight LLP (included in opinion filed as Exhibit 5.1)
24.1 Powers of Attorney (included on signature page to Registration Statement)